June 5, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Veritiv Corporation (f/k/a xpedx Holding Company)
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2014
File No. 333-193950

Dear Mr. Schwall:

This letter sets forth the responses of Veritiv Corporation (the “Company”) to the comments contained in your letter, dated May 27, 2014, relating to Amendment No. 2 to the Registration Statement on Form S-1 File No. 333-193950, filed on May 12, 2014 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 3, as well as four copies of a blacklined version of Amendment No. 3, marked to show changes from the Registration Statement filed on May 12, 2014. Page references in the responses below are to Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1.	We note that you have filed the Transition Services Agreement and Tax Receivable Agreement as Exhibits 2.2 and 2.3, respectively. However, it appears that such agreements should be filed as material contracts under Item 601(b)(10) of Regulation S-K. Please re-file such agreements, and include the omitted schedules to the Transition Services Agreement.

In response to the Staff’s comments, the Company has filed the forms of Transition Services Agreement and the Tax Receivable Agreement expected to be entered into on the closing date of the spin-off as Exhibits 10.12 and 10.13.

H. Roger Schwall	2	June 5, 2014

Exhibits 8.1 and 8.2

2.	We note that you have provided representations in your filing as to material tax consequences of the Distribution and the Merger. Please obtain and file revised tax opinions that opine on each such material tax consequence. Refer to Item 601(b)(8) of Regulation S-K. For example, you disclose on your prospectus cover page that you expect that the Distribution and the Merger will be tax-free to International Paper’s shareholders for U.S. federal income tax purposes, except for gain or loss attributable to cash received in lieu of fractional shares in the Distribution. Similarly, we note your representations regarding the tax consequences of the Distribution and the Merger for International Paper Corporation and the registrant. However, the tax opinions filed as Exhibits 8.1 and 8.2 do not clearly opine on each such tax consequence.

In response to the Staff’s comment and based on discussions with the Staff, the Company has refiled the forms of the tax opinions as Exhibits 8.1 and 8.2. The Company will file the signed opinions in a subsequent amendment.

3.	Please advise whether you intend to file the referenced IRS private letter ruling as an exhibit.

The Company does not intend to file the IRS private letter ruling as an exhibit consistent with Item 601(b)(8) of Regulation S-K which requires the Company to file either an opinion of counsel as to material tax consequences or, in lieu thereof, a revenue ruling from the IRS. The Company has refiled the forms of the tax opinions as to material tax consequences and will file the requisite signed opinions of counsel as Exhibit 8.1 and Exhibit 8.2 in a subsequent amendment.

4.	Please ensure that the revised tax opinion filed as Exhibit 8.1 does not include any implication that investors are not entitled to rely on the opinion. In that regard, we note that counsel qualified its opinion by rendering it “solely for your benefit.” For guidance, refer to Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), at Section III.D.1.

The Company has revised Exhibit 8.1 in response to the Staff’s comment.

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H. Roger Schwall	3	June 5, 2014

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375 or Anne Meyer at (212) 909-7441.

Sincerely,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Mark W. Hianik

Enclosures